UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to
Rule 13d-1(a) and amendments thereto filed
pursuant to Rule 13d-2(a).

Key3Media Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

49326R 10 41

(CUSIP Number)

RONALD D. FISHER
SOFTBANK HOLDINGS INC.
1188 CENTRE STREET
NEWTON CENTER, MA 02459
(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 22 Pages

SCHEDULE 13D

CUSIP No. 49326R 10 41	Page 2 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,700,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,700,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,700,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 49326R 10 41	Page 3 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK AMERICA INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,699,868
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,699,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,699,868
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 49326R 10 41	Page 4 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,700,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,700,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,700,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%
14	TYPE OF REPORTING PERSON* HC, CO

SCHEDULE 13D

CUSIP No. 49326R 10 41	Page 5 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MASAYOSHI SON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,700,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,700,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,700,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.9%
14	TYPE OF REPORTING PERSON* IN

ITEM 1.	SECURITY AND ISSUER.

             This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Key3Media Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5700 Wilshire Blvd., Suite 325, Los Angeles, CA 90036.

ITEM 2.	IDENTITY AND BACKGROUND.

             This statement is being filed by SOFTBANK America Inc., a Delaware corporation (“SBA”), SOFTBANK Holdings Inc., a Delaware corporation (“SBH”), SOFTBANK Corp., a Japanese corporation (“SOFTBANK”) and Mr. Masayoshi Son, a Japanese citizen (each, a “Reporting Person”). SBA is a wholly owned subsidiary of SBH, which in turn is wholly owned by SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximate 40.09% interest in SOFTBANK. Accordingly, securities owned by SBA may be deemed beneficially owned by SBH; securities owned by SBH may be deemed beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be deemed beneficially owned by Mr. Son.

             The principal business of each of SBA and SBH is to act as a holding company for investments. The business address of SBA and SBH is 1188 Centre Street, Newton Center, MA 02459. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines. The principal business offices of SOFTBANK and Mr. Son are located at 24-1 Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0015 Japan.

             Schedules A, B and C hereto set forth the following information with respect to each executive officer and director of SBA, SBH and SOFTBANK, respectively: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the immediately preceding paragraph. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules A, B and C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party of any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             On August 18, 2000, in connection with the restructuring of Ziff-Davis Inc., a Delaware corporation (“Ziff-Davis”), Ziff-Davis formed the Company and distributed all of the Company's Common Stock to holders of Ziff-Davis common stock. Record holders of Ziff-Davis common stock at the close of business on August 14, 2000 received one share of

Page 6 of 22 Pages

Key3Media Common Stock for every two shares of Ziff-Davis common stock. SBA and SBH received 35,744,868 and 322 shares of Common Stock, respectively.

             On October 18, 2001, SBA acquired 2,955,000 shares of Common Stock for the outstanding shares of SOFTBANK Forums Japan, Inc. (“SB Forums”), a wholly owned subsidiary of SBA, as more fully described in the first paragraph of Item 5.

             On November 27, 2001, SBA sold an aggregate of 2,000,000 shares of Common Stock for $3.375 per share as more fully described in the second paragraph of Item 5.

ITEM 4.	PURPOSE OF TRANSACTION.

             The purpose of the receipt of Common Stock by the Reporting Persons on August 18, 2000 was to receive Common Stock of the Company from Ziff-Davis in connection with Ziff-Davis' spinoff of the Company. The purpose of the acquisition of Common Stock by the Reporting Persons on October 18, 2001 was to sell their interest in SB Forums and to increase their investment in the Company. In connection with their investment in the Company, each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time, acquire additional shares of Common Stock, dispose of shares of Common Stock and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedules A, B and C hereto may make the same evaluation and reserves the same rights.

             As of the date of filing of this statement, none of the Reporting Persons, nor, to their best knowledge and belief, any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

             On June 1, 2001, Key3Media Events, Inc. (“Events”), a wholly owned subsidiary of the Company, entered into a Share Purchase Agreement (Exhibit 1 hereto) with SBA and SB Forums pursuant to which Events acquired all of the outstanding shares of SB Forums for a purchase price equal to (i) ten times SB Forums' estimated EBITDA for 2001 minus (ii) $450,000 payable in shares of Common Stock valued at $10.00 per share. The Company issued 2,955,000 shares of Common Stock to SBA on October 18, 2001 after receiving shareholder approval on August 30, 2001. This initial payment was based on an estimate that SB Forums' EBITDA for 2001 will be $3.0 million. The number of shares issued may be adjusted when SB Forums' EBITDA for 2001 is determined.

Page 7 of 22 Pages

             On November 27, 2001, SBA sold 1,000,000 shares of Common Stock to ValueAct Capital Partners, L.P., a Delaware limited partnership, ValueAct Capital Partners II, L.P., a Delaware limited partnership, and ValueAct Capital International, Ltd., a British Virgin Islands corporation (collectively, the “Purchasers”) for $3.375 per share pursuant to a Stock Purchase Agreement dated November 21, 2001 between SBA and the Purchasers and attached hereto as Exhibit 2. Also on November 27, 2001, SBA sold 74,074 shares of Common Stock to Mr. William M. Sams for $3.375 per share pursuant to a Stock Purchase Agreement dated November 27, 2001 between SBA and Mr. Sams and attached hereto as Exhibit 3. Also on November 27, 2001, SBA sold 925,926 shares of Common Stock to Invemed Catalyst Fund, L.P., a Delaware limited partnership (“Invemed”), for $3.375 per share pursuant to a Stock Purchase Agreement dated November 27, 2001 between SBA and Invemed and attached hereto as Exhibit 4.

             Total Outstanding Shares. According to the Company's report on Form 10-Q for the quarter ended September 30, 2001, the total number of shares of Common Stock outstanding as of November 12, 2001 was 68,099,575 shares.

             SBA. As a result of the foregoing transactions, as of the date of filing of this statement SBA holds 36,699,868 shares of Common Stock, or a total of approximately 53.9% of the Common Stock outstanding.

             SBH. Because SBA is a wholly owned subsidiary of SBH, SBH may be deemed a beneficial owner of 36,700,190 shares of Common Stock, consisting of 36,699,868 shares directly owned by SBA and 322 shares directly owned by SBH, or a total of approximately 53.9% of the Common Stock outstanding.

             SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 36,700,190 shares of Common Stock beneficially owned by SBH, its wholly owned subsidiary, or approximately 53.9% of the Common Stock outstanding.

             Mr. Son. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 40.09% interest in SOFTBANK. Accordingly, the 36,700,190 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 53.9% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             See the descriptions of Exhibits 1, 2, 3 and 4 in the first two paragraphs of Item 5.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Share Purchase Agreement, dated as of June 1, 2001, by and among SBA, SB Forums and Events (filed as Exhibit 10 to the Current Report on Form 8-K filed by the Company on June 26, 2001 with respect to the Common Stock of the Company and incorporated herein by reference).

Page 8 of 22 Pages

Exhibit 2	Stock Purchase Agreement, dated as of November 21, 2001, between SBA and the Purchasers (filed as Exhibit 3 to the Statement on Schedule 13D filed by the Purchasers on December 10, 2001 with respect to the Common Stock and incorporated herein by reference).

Exhibit 3	Stock Purchase Agreement, dated as of November 27, 2001, between SBA and Mr. Sams.

Exhibit 4	Stock Purchase Agreement, dated as of November 27, 2001, between SBA and Invemed (filed as Exhibit 4 to the Statement on Schedule 13D filed by Invemed on December 4, 2001 with respect to the Common Stock and incorporated herein by reference).

Exhibit 5	Agreement of Joint Filing, dated as of February 6, 2002, by and among SBA, SBH, SOFTBANK, and Mr. Son.

Exhibit 6	Power of Attorney by SOFTBANK and Mr. Son (filed with the Statement on Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. with respect to the common stock of Concentric Network Corporation and incorporated herein by reference).

Page 9 of 22 Pages

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2002

SOFTBANK CORP. SOFTBANK HOLDINGS INC. SOFTBANK AMERICA INC. MASAYOSHI SON
By:	/s/ Stephen A. Grant

Name: Stephen A. Grant, Attorney-in-Fact of SOFTBANK CORP. and MASAYOSHI SON and Secretary of SOFTBANK AMERICA INC. and SOFTBANK HOLDINGS INC. ** Signature of Reporting Person

Page 10 of 22 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF
SOFTBANK AMERICA INC.

             The business address for each of the individuals listed below, except Masayoshi Son, Akira Izumita and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son and Akira Izumita is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

             Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Akira Izumita, each a citizen of Japan.

Name	PRESENT AND PRINCIPAL OCCUPATION
Masayoshi Son	Chairman of the Board, President and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; President and Chief Executive Officer of SOFTBANK Corp.
Ronald D. Fisher	Director and Vice Chairman of SOFTBANK Holdings Inc.; director and Vice Chairman of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Inc.
Francis B. Jacobs	Director and Vice President of SOFTBANK Holdings Inc.
Akira Izumita	Director of SOFTBANK Holdings Inc.; director of SOFTBANK America Inc.
Louis DeMarco	Director of SOFTBANK Holdings Inc.; director of SOFTBANK America Inc.
Anthony Castellanos	Vice President-Tax of SOFTBANK Holdings Inc.; Vice President-Tax of SOFTBANK America Inc.
Stephen A. Grant	Secretary of SOFTBANK Holdings Inc.; Secretary of SOFTBANK America Inc.; Partner, Sullivan & Cromwell.

Page 11 of 22 Pages

Schedule B

DIRECTORS AND EXECUTIVE OFFICERS OF
SOFTBANK HOLDINGS INC.

            The business address for each of the individuals listed below, except Masayoshi Son, Akira Izumita and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son and Akira Izumitais 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

            Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Akira Izumita, each a citizen of Japan.

Name	PRESENT AND PRINCIPAL OCCUPATION
Masayoshi Son	Chairman of the Board, President and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; President and Chief Executive Officer of SOFTBANK Corp.
Ronald D. Fisher	Director and Vice Chairman of SOFTBANK Holdings Inc.; director and Vice Chairman of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Inc.
Francis B. Jacobs	Director and Vice President of SOFTBANK Holdings Inc.
Akira Izumita	Director of SOFTBANK Holdings Inc.; director of SOFTBANK America Inc.
Louis DeMarco	Director of SOFTBANK Holdings Inc.; director of SOFTBANK America Inc.
Steven J. Murray	Vice Chairman and Treasurer of SOFTBANK Holdings Inc.
Anthony Castellanos	Vice President-Tax of SOFTBANK Holdings Inc.; Vice President-Tax of SOFTBANK America Inc.
Stephen A. Grant	Secretary of SOFTBANK Holdings Inc.; Secretary of SOFTBANK America Inc.; Partner, Sullivan & Cromwell.

Page 11 of 22 Pages

Schedule C

DIRECTORS AND EXECUTIVE OFFICERS OF
SOFTBANK CORP.

            The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459.

            Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher and Mark Schwartz, each a citizen of the United States.

Name	PRESENT AND PRINCIPAL OCCUPATION
Masayoshi Son	Chairman of the Board, President and director of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; President and Chief Executive Officer of SOFTBANK Corp.
Yoshitaka Kitao	Executive Vice President, Chief Financial Officer and director of SOFTBANK Corp.
Ken Miyauchi	Executive Vice President and director of SOFTBANK Corp.
Kazuhiko Kasai	Director of SOFTBANK Corp.; Chairman of Aozora Bank, Ltd.
Masahiro Inoue	Director of SOFTBANK Corp.; President of Yahoo Japan Corporation.
Ronald D. Fisher	Director and Vice Chairman of SOFTBANK Holdings Inc.; director and Vice Chairman of SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Inc.
Jun Murai	Director of SOFTBANK Corp.; Professor at Keio University.
Tadashi Yanai	Director of SOFTBANK Corp.; President and Chief Executive Officer of Fast Retailing Co., Ltd.
Mark Schwartz	Director of SOFTBANK Corp.; President of Goldman Sachs (Japan) Ltd.
Mitsuo Sano	Full-Time Corporate Auditor of SOFTBANK Corp.
Yasuharu Nagashima	Corporate Auditor of SOFTBANK Corp.
Saburo Kobayashi	Full-Time Corporate Auditor of SOFTBANK Corp.
Hidekazu Kubokawa	Corporate Auditor of SOFTBANK Corp.

Page 13 of 22 Pages